Exhibit 99.1

GOLD ROYALTY Provides Update On the Côté Gold Mine Royalty;

First Gold Pour Supports 100% Revenue Growth in 2024

Vancouver, British Columbia – April 1, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that IAMGOLD Corporation (“IAMGOLD”) has completed its first gold pour at the Côté Gold Mine (“Côté Gold” or “Côté”), located in Ontario, Canada. Gold Royalty holds a 0.75% net smelter return (“NSR”) royalty over the southern portion of the mine, which is expected to be incorporated into phase I of the mine plan.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are thrilled to see IAMGOLD achieve first gold pour at Côté and are excited to see the continued ramp up of the mine through the remainder of the year. For Gold Royalty, this is a significant catalyst as Côté will be a meaningful contributor to our 100% growth in expected revenue in 2024. As one of our cornerstone assets, Côté represents the high-quality, long-life, and reliable operations which build the foundation of our portfolio and underpin our industry leading growth profile which extends towards the end of the decade.”

As announced by IAMGOLD on March 31, 2024, commissioning activities at Côté have been progressing well, with performance achieved in the crushing, HPGR and processing circuits within expectations, including power consumption. IAMGOLD stated with first gold pour now achieved, the next step and focus is on the ramp up of the operation to commercial production in the third quarter, and towards the goal of exiting the year at a 90% throughput rate. IAMGOLD’s production guidance from Côté this year, on a 100% basis, is unchanged at 220,000 to 290,000 ounces of gold, assuming the remaining milestones are achieved. At steady run-rate, Côté Gold is expected to be one of the largest operating gold mines in Canada with an expected mine life exceeding 18 years and significant opportunities for growth.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein. Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: our expectations and IAMGOLD’s announced plans and expectations regarding Côté and the development thereof. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.